DELTA MUTUAL, INC.
14362 North Frank Lloyd Wright Blvd., Suite 1103
Scottsdale, AZ 85260

April 15, 2011

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Delta Mutual, Inc.
SEC Comment Letter dated March 23, 2011
Form 10-K/A for the year ended December 31, 2009
Filed July 21, 2010
Form 10-Q for the fiscal quarter ended September 30, 2010
File No. 000-30563

Dear Sir/Madam:

We are submitting herein the responses of Delta Mutual, Inc. (the “Company”) to the comments set forth in your comment letter dated March 23, 2010 on the Form 10-K/A for the year ended December 31, 2009 (the “2009 10-K/A”) and the Form 10-Q for the quarterly period ended September 30, 2010 (the “September 30, 2010 10-Q”), filed under the Securities Exchange Act of 1934, as amended.

The Company will file an amendment to the 2009 10-K/A that will contain an explanatory legend, amended financial statements in Item 8 in the form attached to this letter, the required information in Item 9, and the required signatures and certifications.

Form 10-K/A for the Fiscal Year Ended December 31, 2009 filed on July 21, 2010

Lithium Project, page 7

1.
Differing Payment Amounts for DeltaGuayatayoc. The amount listed in the partnership agreement is in Argentine Pesos, which when translated at the exchange rate in effect at the time of our payment was equal to $30,000 USD.

2.
Terms of Lithium Concession. Currently and according to Jujuy Province regulations, Delta is able to explore and mine in all the concessions listed in Annex 1. Prior to beginning field operations, the Company must file a Drilling Plan and conduct an Environmental Impact Study.  There is no deadline for the commencement of drilling. The Company has already taken samples from three different locations in the property.

3.
Sample Data Location. None of the samples were taken from areas outside of our concessions. No future samples are expected to be taken outside of our concessions but, in the event that some are, the results will not be reported and will be for Company internal use only.

The Casabindo River sample was the first sample in our concession block. The river water is used for human consumption and irrigation purposes. The sample #1 according to the Salta National University Lab produced the following preliminary result:

Casabindo River
Sample Nr 1 :	K	7,08 ppm
	Li	0,56 ppm
Sample Nr 2: K		24,41 ppm
	Li	0,15 ppm
B2 O3,022 gr/lt
Doncella River:
Sample Nr 3	K	4,58 ppm
	Li	0,01 ppm
B2 O30,025 gr/lt
Sample Nr4	K	22,54 ppm
	Li	0,15 ppm
B2O30,25 gr/lt

The samples were taken from surface and from shallow depths for a preliminary analysis of contents prior to the development of the Drilling Exploration Plan.

4.
Terms of Lithium Property Ownership Interest. We have not included the disclosures required by Item 7 in the 2009 10-K/A as to the lithium project, since it represents less than two percent of our total assets and is just in the testing stages.  The following information will be included in the fiscal 2010 disclosures relating to the lithium property:

•	The location and means of access to the properties will be discussed with included maps.

•
The primary target formation, based upon results in adjacent areas, is the Sijes Formation, located at 350 m bsl. The formation is associated with the Andean Tertiary Period which is characterized by elevated salt contents with high B-K-Li presence. The property is within the boundaries of the Golden Triangle, responsible for supplying 70 % of the world demand in Li.

•	Only surface and shallow sampling mentioned in Paragraph 3 were performed at the property.

•	There is no plant or equipment on the premises.

•	N/A

•	Diesel Generators will be used at the property

•	Interpretation of 2D seismic work is being performed in an exploratory mode only. No known proven reserves will be reported until the Drilling Plan is completed.

Report of Independent Registered Public Accounting Firm, page 24

5.
Amended Independent Auditor Report.  We will amend our 2009 10-K/A to include the revised audit report of Jewett Schwartz Wolfe & Associates, which now includes an opinion on the restatement adjustments made to our December 31, 2008 financial statements.

Financial Statements, page 26

General

6.
Amendment to 2009 10-K/A.   The Company will amend the 2009 10-K/A to include amended financial statements reflecting our responses to the Commission’s comments on the Company’s financial statements in prior correspondence to this response.

Note 4. Variable Interest Entity, page 40

7.
VIE Reversal. Our consolidated financial statements as of September 30,2009 included cash of $5,500 and accrued liabilities of $913,000 that were attributable to Delta Envirotech.   We determined during the fourth quarter that we would no longer fund the operations of Delta Envirotech, had no control over the entity and, accordingly, deconsolidated the entity.  We have no legal responsibility to pay any of the outstanding liabilities.  On an unconsolidated basis we had an equity investment of $375,000 and a Note Receivable of $811,000,which were determined to be impaired and were written down to zero.  However, this amount was less than the accumulated losses we had accrued life to date by $822,000 and consequently there was a net gain.  The gain was essentially equivalent to the net accrued liabilities that we no longer owed by the Company and were reversed.

Note 6. Investment in Unconsolidated Affiliates, page 42

8.
Jollin and Tonono Sale and Carry-Over Interest Agreement. The Company originally purchased an 18% carry-over interest in the Jollin and Tonono concessions on May 15, 2007.  On July 11, 2007, the Company purchased an additional 29% interest in the Jollin and Tonono concession which was not in the carry-over mode.  On February 13, 2008, the Company sold 50% of both its carry-over interest and its working interest to Ambika S.A. for no cash consideration, just an agreement that Ambika would bear 50% of the future development costs for the working interest portion.  This brought the Company’s total interest in the concession down to 23.5%, 9% of which was carry-over and 14.5% which was working.

On September 25, 2009 we entered into an assignment agreement with Maxipetrol-Petroleros de Occidente S.A. (Maxipetrol).  Due to the decrease of crude oil prices and the lack of access to capital markets, both parties desired to re-establish their degree of participation in the Jollin and Tonono projects to enable new partners to come in, which would provide liquidity.  Therefore, the Company agreed to transfer 13.5% of the properties back to Maxipetrol, taking down our interest from 23.5% to 10%.  In exchange, Maxipetrol agreed to refund the Company $500,000 of the Company’s share of costs related to the area.  The refund was used in part to repay outstanding amounts payable to Maxipetrol for prior drilling costs in the amount of $294,000 and the remaining $206,000 was received in cash. The book value of Company’s share that was returned was $158,000,higher than the total consideration received and, accordingly, a loss was recognized.

Maxipetrol further agreed on September 25, 2009, that it would, within 180 days, transfer the 13.5% returned by the Company to a third party[Mayer Holdings Limited]which had stated its interest in participating in the operation, would guarantee the contribution of sufficient funds for the development of the area and would assume the investment and expenses required for the initiation of production for the Company’s remaining interest in the carryover mode.  This made the Company’s entire interest, a carry-over interest.  The Company will repay its share of these costs with 50% of its share of the profits from production. Subsequently, Maxipetrol did not transfer the 13.5% to a third party, but instead assumed the carry-over arrangement for the Company’s share of the development costs on its own and will recover such costs from 50% of the future production profits.  No gain and loss was recognized on this part of the transaction.

9.
Salta Concessions. The original purchase price of the property for our 40% was based upon the total bid by the consortium that committed to invest $66.1 million in development costs for exploratory wells on each block over the next three years.  Based upon this winning bid, a canon of approximately 5% was charged by the Argentine government for the exploration rights.  In addition, we owed about $60,000 for our share of the insurance costs for the performance bond.  Prior to the due date of our payments, we assigned 50% of our rights to Ambika S.A., which paid half of our share of the upfront canon and insurance costs and agreed to pay for 50% of our future development costs.  The book value of $697,000 represents our cash payment for the canon and insurance costs for our residual 20%.

10.	Tartagal and Morillo and Jollin and Tonono Concessions. The specific responses of the Company to this comment are as follows:

•	We entered into a carryover arrangement for Jollin and Tonono on September 25, 2009. The Tartagal and Morillo interest was a carry-over interest from inception, May 15, 2007.

•
The carrying party for Jollin , Tonono , Tartagal and Morillo concessions is Oxipetrol-Petroleros de Occidente SA (Maxipetrol). The Company originally purchased an 18% carry-over interests in each of the Jollin & Tonono and the Tartagal & Morillo concessions on May 15, 2007.  Subsequently, the Company purchased an additional 29% working interest in the Jollin & Tonono concession on July 11, 2007.  Jollin and Tonono went into a carry-over mode after a buy-sell agreement with Maxipetrol on September 29, 2009.  (Please refer to our response in to comment #8.)

•	Please refer to our response to comment 8 in this letter regarding the reversal of $293,540 in accrued costs.

•
Under the terms of the carry over, 50% of the production profits will be applied to the investment payment. The balance of the production profits (50%) will be distributed proportionally according to the percentage of each JV member. These terms apply for the Jollin, Tonono, Tartagal & Morillo concessions.

11.	Classification of Investments in Oil and Gas Properties. We will expand our disclosures to include the following clarifying statements:

•
The government intervention for a private transaction of non controlling interest rights in hydrocarbons is a formality. There are no known cases in which that filing was denied, since the application procedures by the companies are made according to the current regulations. However, it is a lengthy process. Our company already received the approval for the Jollin Block and Tonono Block on July 2, 2010, 14 months after filing for such. The Tartagal&Morillo Blocks application was filed in August 2010.We expect to be approved in second quarter 2011.

•
The Company is already approved for Jollin Block and TononoBlock.We are expecting the approval of Tartagal and Morillo Blocks by the same authority. There is no reason known to us that the filing will be rejected.

•
Prior to formal admittance into the joint ventures, the Company’s 10% carry-over interest in the Jollin and Tonono Concessions and 9% carry-over interest in the Tartagal and Morillo Concessions were assigned to and held in Trust for the Company by Maxipetrol for the sole use and benefit of SAHF, including any proceeds from the sale of hydrocarbons or property interests.  The Assignment Agreement does not affect the rights, privileges, obligations and liabilities of the parties to the agreement related to their respective interests in anyway.  This is a common practice in Argentina due to the lengthy period required for obtaining government approvals.

12.
Classification of Properties. We are amending our filing to reclassify our investments in unconsolidated affiliates as oil and gas properties and to include the disclosures required by ASC 932-235-50.  We also clarified that our carry-over interests were held in trust for the Company for its express benefit until formal approval of admittance into the joint ventures for each area is received from the government of Argentina.

Note 11. Other Income, page 47

13.	Other Income. The consulting contracts were filed in a Current Report on Form 8-K for the Company dated August 31, 2005. Both were terminated for cause as described below:

1.
Contract between Delta Mutual, Inc. and Juan B. Rodriguez Pagen.  This agreement was terminated for cause by Delta effective June 2, 2008.  The Consultant was contracted to advise and assist Delta in obtaining the authorization to build low cost residential housing in Puerto Rico on a specific property, which eventually was turned down by the zoning board.  The project was cancelled Dec.31st 2007.

2.
Contract between Delta Technologies, Inc. and Richard F. Straub.  This agreement was cancelled in July of 2008. Richard Straub was hired to assist in the same project while using the “Delta Wall” construction material. He was associated with another similar manufacturer of a similar project and was in contact with the competitive company contrary to his contract terms. When this relationship and contact were discovered, he was terminated for cause.  It was believed by the Company at the time that the information passed on to the competitor and his challenge to the patent office was the cause of the lost patent for the product.

14.
Duplicate Entries. The duplicate entries were made after the quarter ending September 30, 2009 and were caught by the outside CPA firm and corrected prior to the filing of the Company’s Form 10-K for the year ended December 31, 2009. The adjustments disclosed in the filing related only to the items explained in our response to comment #13 above.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

DELTA MUTUAL, INC.

By:	/s/ Daniel Peralta
Daniel Peralta
Chief Executive Officer

Item 8. Financial Statements and Supplementary Data.

DELTA MUTUAL, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Delta Mutual, Inc. and Subsidiaries:

We have audited the accompanying restated consolidated balance sheet of Delta Mutual, Inc. and Subsidiaries (the “Company”), as of December 31, 2009, and the restated related consolidated statement of operations, changes in consolidated stockholders’ equity (deficit) and consolidated cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We also audited the adjustments described in Note 2 that were applied to restate the consolidated financial statements as of and for the year ended December 31, 2008. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the December 31, 2008 consolidated financial statements other than with respect to the adjustments, and, accordingly, we do not express an opinion or any other form of assurance on the December 31, 2008 financial statements taken as a whole. The consolidated financial statements of Delta Mutual, Inc. and Subsidiaries for the year ended December 31, 2008, were audited by other auditors whose report thereon, dated April 13, 2009, expressed an unqualified opinion with an emphasis of matter as to going concern. The predecessor auditor reported on such financial statements before the restatement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the restated consolidated financial statements as of and for the year ended December 31, 2009, referred to above present fairly, in all material respects, the restated consolidated financial position of Delta Mutual, Inc. and Subsidiaries as of December 31, 2009, and the restated consolidated results of its operations and its cash flows for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company restated its financial statements as of and for the year ended December 31, 2008 presented on a comparative basis. The restatement relates to an increase of approximately 309,000 shares outstanding (par value, $0.0001) which is attributable to the net impact of the reverse merger in 2008 and, accordingly, $30 was reclassified from additional paid in capital to common stock. The Company has reflected the impact of these adjustments and the increase in shares outstanding in its consolidated financial statements for the year ending December 31, 2008.

The accompanying restated consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern.  As more fully described in Note 1, the Company has an accumulated deficit of $3,596,337 and working capital deficiency of $967,042 as of December 31, 2009. Additionally, the Company is not generating sufficient cash flows to meet its regular working capital requirements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans as to these matters are also described in Note 1.  The restated consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

 /s/Jewett, Schwartz, Wolfe & Associates

Hollywood, Florida
April 15, 2010, except for Note 2 as to which the date is July 19, 2010.

200 South Park Road, Suite 150 • Hollywood, Florida 33021 • Main 954.922.5885 • Fax 954.922.5957 • www.jsw-cpa.com Member - American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants  Private Companies Practice Section of the AICPA • Registered with the Public Company Accounting Oversight Board of the SEC

[LETTERHEAD OF WIENER, GOODMAN & COMPANY, P.C.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Delta Mutual, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Delta Mutual, Inc. and subsidiaries (“Delta” or the “Company”) as of December 31, 2008 and the related consolidated statement of operations, stockholders’ deficiency and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of Delta Mutual, Inc. and Subsidiaries, for the year ended December 31, 2007, were audited by other auditors whose report dated June 20, 2008, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2008 financial statements present fairly, in all material respects, the financial position of Delta Mutual, Inc. and subsidiaries as of December 31, 2008 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.  Company management has embarked upon a new mission and strategic direction, by establishing a series of subsidiaries and joint ventures, primarily engaged in providing environmental and construction technologies and services to certain geographic reporting segments.  During 2008, the Company has again changed direction and has invested in oil and gas concessions in South America.  As more fully explained in Note 1 to the financial statements, the Company has a deficiency in working capital at December 31, 2008, incurred losses from operations, needs to obtain additional financing to meet its obligations on a timely basis and to fulfill its proposed activities and ultimately achieve a level of sales adequate to support its cost structure.

These uncertainties raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans are also described in Note 1.  The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties should the Company be unable to continue as a going concern.

/s/ Wiener, Goodman & Company, P.C.

Eatontown, New Jersey
April 13, 2009

DELTA MUTUAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2009	2008
ASSETS	(Restated)	(Restated)
Current Assets:
Cash	$102,008	$13,957
Advances and other receivables	137,776	-
Total current assets	239,784	13,957
Property and equipment - net	-	804
Investments in unproved oil and gas properties	1,470,713	1,780,024
Other assets	39,508	650
TOTAL ASSETS	$1,750,005	$1,795,435

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$134,192	$363,004
Accrued expenses	267,029	1,363,395
Convertible debt	-	253,740
Notes payable	805,605	461,208
Total current liabilities	1,206,826	2,441,347

Commitments and Contingencies
Stockholders' Equity (Deficit):
Preferred stock $0.0001 par value-authorized 10,000,000 shares; no shares issued and outstanding at December 31, 2009 and December 31, 2008, respectively	-	-
Common stock $0.0001 par value - authorized 250,000,000 shares; 24,211,475 and 22,493,955 shares issued and outstanding at December 31, 2009 and December 31, 2008, respectively	2,421	2,249
Additional paid-in capital	4,137,095	3,782,767
Accumulated deficit	(3,596,337)	(4,430,928)
Total stockholders' equity (deficit)	543,179	(645,912)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$1,750,005	$1,795,435

The accompanying notes are an integral part of the consolidated financial statements

DELTA MUTUAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2009	2008
Revenue:	(Restated)	(Restated)
Sales commissions	$-	$43,365

Costs and expenses:
General and administrative expenses	493,904	1,490,333
Loss on sale of unproved oil and gas properties	157,939	860,000
	651,843	2,350,333

Loss from continuing operations	(651,843)	(2,306,968)

Interest income	37,696	26,386
Interest expense	(15,971)	6,746
Other income	582,441	-
Gain on deconsolidation of variable interest entity	882,268	-

Income (Loss) from continuing operations before provision for income taxes	834,591	(2,273,836)
Provision for income taxes	-	-
Net income (loss) from continuing operations	834,591	(2,273,836)

Discontinued operations
Loss on disposal of Far East operations and South American Hedge Fund operations, and United States construction technology activities	-	(2,310,473)
Net income (loss)	$834,591	$(4,584,309)

Net income (loss) per common share:
Basic and diluted
Net income (loss) from continuing operations	$0.04	$(0.11)
Net loss from discontinued operations	$-	$(0.11)
Net income (loss) per common share	$0.04	$(0.22)
Weighted average common shares - basic and diluted	22,779,263	20,858,566

The accompanying notes are an integral part of the consolidated financial statements

DELTA MUTUAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS'  EQUITY (DEFICIT)
DECEMBER 31, 2009 and 2008
(Restated)

					Total
	Number of	(see note 13)		Retained	Stockholders'
	Common	Common	Paid in	Earnings	Equity
	Shares	Stock	Capital	(Deficit)	(Deficit)
Balance, January 1, 2008	13,000,000	$1,300	$2,598,700	$1,869,468	4,469,468
Effect of reverse acquisition	7,888,295	789	7,099	(1,716,087)	(1,708,199)
Issuance of common stock for services (valued at $0.20 - $0.50 per share)	1,055,000	106	238,394	-	238,500
Issuance of common stock for debt (valued at $0.50 - $0.70 per share)	230,057	23	143,577	-	143,600
Issuance of common stock for interest (valued at $0.50 - $0.70 per share)	11,563	1	7,047	-	7,048
Contribution from stockholder	-	-	1,000	-	1,000
Stock based compensation expense	-	-	786,980	-	786,980
Net loss	-	-	-	(4,584,309)	(4,584,309)
Balance, December 31, 2008, as previously reported	22,184,915	2,219	3,782,797	(4,430,928)	(645,912)
Restatement (see Note 2)	309,000	30	(30)	-	-
Balance December 31, 2008, as restated	22,493,955	$2,249	$3,782,767	$(4,430,928)	$(645,912)

The accompanying notes are an integral part of the consolidated financial statements

DELTA MUTUAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
DECEMBER 31, 2009 and 2008
(Restated)

	Number of	(see note 13)
	Common	Common	Paid in	Accumulated
	Shares	Stock	Capital	Deficit	Total
Balance, January 1, 2009, as restated (See Note 2)	22,493,955	2,249	3,782,767	(4,430,928)	(645,912)
Issuance of common stock for services (valued at $0.60 per share)	200,000	20	119,980	-	120,000
Issuance of common stock toward debt conversion (valued at $0.58 per share)	60,000	6	34,994	-	35,000
Issuance of common stock for services (valued at $0.40 per share)	28,572	3	9,997	-	10,000
Sales of common stock (valued at $0.08 to $0.23 per share)	1,298,743	130	169,870	-	170,000
Sale of common stock (valued at $0.16125 per share)	161,250	16	9,984	-	10,000
Issuance of common stock for services (valued at $0.15 per share)	130,000	13	19,487	-	19,500
Sale of common stock (valued at $0.06 per share)	166,662	17	9,983	-	10,000
Stock based compensation expense	-	-	590,235	-	590,235
Stock based compensation expense reversal	-	-	(590,235)	-	(590,235)
Net Income, as restated (See Note 2)	-	-	-	834,591	834,591
Balance, December 31, 2009, as restated (See Note 2)	24,211,275	2,421	4,737,095	(3,596,337)	543,179

The accompanying notes are an integral part of the consolidated financial statements

DELTA MUTUAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2009	2008
	(Restated)	(Restated)
Cash flows from operating activities:
Net income (Loss)	$834,591	$(4,584,309)

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	804	25,641
Impairment charge	-	467,995
Loss on sale of oil and gas properties	157,939	860,000
Gain on disposal of operations	-	(230,057)
Issuance of common stock for services and debt conversion	184,500	238,500
Stock based compensation expense	-	786,980
Changes in operating assets and liabilities	(1,501,812)	(62,560)

Net cash used in operating activities	(323,978)	(2,497,810)

Cash flows from investing activities:
Net cash acquired upon effect of reverse acquisition	-	57,633
Proceeds from sale of oil and gas properties	206,832	7,263,823
Purchase of investments	(55,460)	(2,618,502)
Purchase of exploration rights	-	(697,000)
Purchase of concession investments	-	(1,720,000)

Net cash provided by investing activities	151,372	2,285,954

Cash flows from financing activities:
Net proceeds from notes payable	90,657	280,553
Proceeds from issuances of common stock	170,000	-
Repayment of loan	-	(60,000)
Contribution from stockholder	-	1,000
Other proceeds	-	4,260

Net cash provided by financing activities	260,657	225,813

Net increase in cash	88,051	13,957
Cash - Beginning of period	13,957	-
Cash - End of period	$102,008	$13,957

The accompanying notes are an integral part of the consolidated financial statements

DELTA MUTUAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Continued)

	Years Ended December 31,
	2009	2008
Changes in operating assets and liabilities consists of:	(Restated)	(Restated)
(Increase) decrease in advances and other assets	$(176,634)	$1,914
Decrease in accounts payable and accrued expenses	(1,325,178)	(64,474)
	$(1,501,812)	$(62,560)

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Supplementary information:
Non-cash financing and investing activities
Issuance of common stock for debt	$-	$143,600

Issuance of common stock for in lieu of payment of accrued expenses	$-	$7,048

Issuance of common stock for services and debt conversion	$184,500	$238,500

Adjustment of purchase price of investments and related debt	$-	$580,000

The accompanying notes are an integral part of the consolidated financial statements

DELTA MUTUAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009 and 2008

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Delta Mutual, Inc.  was incorporated in Delaware on November 17, 1999.  In 2003, the Company established business operations focused on providing environmental and construction technologies and services to specific geographic reporting segments in the Far East, the Middle East, and the United States. During the year ended December 31, 2008, the Company discontinued all of its operations in the Far East (Indonesia) and its construction technology activities that were conducted through its wholly owned U.S. subsidiary, Delta Technologies, Inc. The Company’s construction operations in Puerto Rico were discontinued in 2008.

Effective March 4, 2008, Delta entered into a Membership Interest Purchase Agreement, pursuant to which Delta acquired from  Egani, Inc. shares of Altony SA, an Uruguayan Sociedad Anonima (“Altony”), which owns 100% of the issued and outstanding membership interests in South American Hedge Fund LLC, a Delaware limited liability company (sometimes herein referred to as “SAHF”).  At the closing of the Agreement, Delta issued 130,000,000 shares of our common stock to Egani, Inc. which constituted, following such issuance, a majority of the outstanding shares of our common stock. Immediately following the closing of the Agreement, Altony became a wholly-owned subsidiary of the Company. For accounting purposes, the transaction was treated as a recapitalization of the Company, as of March 4, 2008, with Altony as the acquirer.

The principal business of Altony SA is the ownership and management of South American Hedge Fund, which maintains its business office in Uruguay and has investments in oil and gas concessions in Argentina and intends to focus its investment activities in the energy sector. Delta has also signed a purchase option agreement related to the acquisition of approximate 150,000 hectares in forty mines located in the Northwest part of Argentina, south of the border with Bolivia, with high lithium and borates brines concentration. As of December 30, 2009, Altony SA closed its business operations and is currently under a process of dissolution.

During 2009, the Company discontinued operations, and commenced dissolution of the following inactive wholly-owned and majority-owned subsidiaries: Delta Development Partners, L.P., Delta Development Partners II LP, Guayanilla and Developers Corp., Delta TA LP and Delta Technologies Inc.

As of December 31, 2009, Delta terminated the operation of oil sludge processing facilities in Bahrain and Kuwait and the manufacture of insulating concrete from ICF products in Saudi Arabia, which are accounted for as discontinued operations. As of December 31, 2008, Delta terminated all of the construction technology activities that were carried out by Delta Technologies, Inc. (a wholly owned subsidiary). Also as of December 31, 2008 the securities trading activities of South American Hedge Fund were accounted for as a discontinued operation.

DELTA MUTUAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009 and 2008

Delta Mutual, Inc. and the above subsidiaries are collectively referred to as “the Company”.  All significant intercompany balances and transactions have been eliminated in consolidation.

GENERAL

The primary focus of the Company’s business is its SAHF, LLC subsidiary (also referred to as “South American Hedge Fund”), which has investments in oil and gas concessions in Argentina with focus on the energy sector, including the development and supply of energy and alternative energy sources in Latin America and North America.

As of December 31, 2009, the Company holds 45% ownership interest in Delta–Envirotech, Inc., which is engaged in select business opportunities in the Middle East related to environmental remediation and other projects. These activities are managed and carried out by majority stockholders of Delta-Envirotech, Inc., (“Envirotech”) a company incorporated in the state of Delaware with headquarters in Virginia and formed in January 2004. The Company’s majority stockholders are Hi-Tech Consulting and Construction, Inc. and an unrelated individual.  Envirotech has entered into strategic alliance agreements with several United States-based entities with technologies and products in the environmental field to support its activities. Envirotech was consolidated as the variable interest entity (VIE) up until September 30, 2009.

As of December 31, 2009 management has determined that Delta-Envirotech, Inc. is not considered the VIE for the year ending December 31, 2009 and accordingly has been deconsolidated from the consolidated financial statements effective December 31, 2009 (see also note 3).

On April 22, 2009, the Company's Board of Directors declared a one-for-ten reverse stock split of its common stock.  All share and per share amounts have been restated to reflect the reverse stock split except for stockholders' equity (deficit).  See Note  13, "Stockholders' Equity (Deficit)", for further information.

GOING CONCERN

The consolidated financial statements for the period ended December 31, 2009 have been prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company has a past history of recurring losses from operations and has an accumulated deficit of approximately $3,596,000 and working capital deficiency of approximately $967,000 as of December 31, 2009.  Additionally, the Company will require additional funding to execute its future strategic business plan. Successful business operations and its transition to attaining profitability is dependent upon obtaining additional financing and achieving a level of revenue adequate to support its cost structure.

The Company's business is subject to the risks of its oil and gas investments in South America. The likelihood of success of the Company must be considered in light of the expenses, difficulties, delays and unanticipated challenges encountered in connection with the operations of the oil and gas concession in Argentina. There is no assurance that the Company will ultimately achieve a profitable level of operations.

DELTA MUTUAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009 and 2008

PRINCIPLES OF CONSOLIDATION

The Company's financial statements include the accounts of all majority-owned subsidiaries where its ownership is more than 50 percent of the common stock.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of  the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company’s consolidated financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of the Company’s consolidated financial position and results of operations.

REVENUE RECOGNITION

Revenues are recognized in accordance with SEC staff accounting bulletin, Topic 13, Revenue Recognition, which specifies that only when persuasive evidence for an arrangement exists; the fee is fixed or determinable; and collection is reasonably assured can revenue be recognized.

OIL AND GAS PROPERTIES

The Company follows the full cost method of accounting for oil and gas properties.  Under this method, all direct costs and certain indirect costs associated with acquisition of properties and successful as well as unsuccessful exploration and development activities are capitalized. Depreciation, depletion, and amortization of capitalized oil and gas properties and estimated future development costs, excluding unproved properties, are based on the unit-of-production method based on proved reserves.  Net capitalized costs of oil and gas properties, less related deferred taxes, are limited to the lower of unamortized cost or the cost ceiling, defined as the sum of the present value of estimated future net revenues from proved reserves based on un-escalated prices discounted at 10 percent, plus the cost of properties not being amortized, if any, plus the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any, less related income taxes. Costs in excess of the present value of estimated future net revenues as discussed above are charged to proved property impairment expense.  No gain or loss is recognized upon sale or disposition of oil and gas properties, except in unusual circumstances. We apply the full cost ceiling test on a quarterly basis on the date of the latest balance sheet presented.

As of September 30, 2010, the Company has not recorded any depletion and impairment, if any, of its oil and gas properties, as well as, as accrual of assets retirement obligations pending a complete report on reserve studies and analysis of proved and unproved oil and gas reserves.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash, advances and other receivables, investments in non-consolidated affiliates, accounts payable and accrued expenses, and notes payable as reflected in the consolidated financial statements, approximates fair value.  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

DELTA MUTUAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009 and 2008

LONG-LIVED ASSETS

The Company reviews property and equipment, and finite-lived intangible assets  for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable in accordance with guidance in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 360-15-35, "Impairment or Disposal of Long-Lived Assets" ("ASC 360-15-35"). If the carrying value of the long-lived asset exceeds the present value of the related estimated future cash flows, the asset would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified. Because the Company discontinued its operations in the Far East (Indonesia) as of the quarter ended June 30, 2008 and discontinued its construction technology activities as of the quarter ended December 31, 2008, the property and equipment and intangible assets related to these operations were evaluated for impairment. Based on the results of that analysis, the Company recorded an impairment charge of $467,995 during the year ended December 31, 2008.

DEPRECIATION AND AMORTIZATION

Property and equipment are stated at cost. Depreciation is provided for by the straight-line method over the estimated useful lives of the related assets.

INVESTMENTS

The Company accounts for non-marketable investments using the equity method of accounting if the investment gives it the ability to exercise significant influence over, but not control of, an investee. Significant influence generally exists if there is an ownership interest representing between 20% and 50% of the voting stock of the investee. Under the equity method of accounting, investments are stated at initial cost and are adjusted for additional investments and their proportionate share of earnings or losses and distributions. The Company records its share of the investee’s earnings or losses in earnings (losses) from unconsolidated entities, net of income taxes, in its consolidated statements of operations. Equity investments of less than 20% are stated at cost. The cost is not adjusted for its proportionate share of earnings or losses. The Company evaluates its equity method investments for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such investments may have experienced an other-than-temporary decline in value. When evidence of loss in value has occurred, the Company compares fair value of the investment to its carrying value to determine whether impairment has occurred. If the estimated fair value is less than the carrying value and management considers the decline to be other than temporary, the excess of the carrying value over the estimated fair value is recognized as impairment in the consolidated financial statements.

STOCK BASED COMPENSATION

The Company has  a stock-based compensation plan under which stock options are granted to employees. The Company accounts for the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options, based on estimated fair values.  Under authoritative guidance issued by the Financial Accounting Standards Board (FASB), companies are required to estimate the fair value or calculated value of share-based payment awards on the date of grant using an option-pricing model.  The value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s statements of income.  The Company uses the Black-Scholes Option Pricing Model to determine the fair-value of stock-based awards. The Company recognized stock based compensation expense of $786,980 in 2008 (none in 2009).

DELTA MUTUAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009 and 2008

INCOME TAXES

The Company accounts for income taxes in accordance with the liability method. Under the liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The Company establishes a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be utilized against future taxable income.

UNCERTAIN TAX POSITIONS

In July 2006, the Financial Accounting Standards Board (“FASB”) issued guidance codified in Accounting Standards Codification (“ASC”) Topic 740-10-25 “Accounting for Uncertainty in Income Taxes”. ASC Topic 740-10-25 supersedes guidance codified in ASC Topic 450, “Accounting for Contingencies”, as it relates to income tax liabilities and lowers the minimum threshold a tax position is required to meet before being recognized in the financial statements from “probable” to “more likely than not” (i.e., a likelihood of occurrence greater than fifty percent). Under ASC Topic 740-10-25, the recognition threshold is met when an entity concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination by the relevant taxing authority. Those tax positions failing to qualify for initial recognition are recognized in the first interim period in which they meet the more likely than not standard, or are resolved through negotiation or litigation with the taxing authority, or upon expiration of the statute of limitations. De-recognition of a tax position that was previously recognized occurs when an entity subsequently determines that a tax position no longer meets the more likely than not threshold of being sustained.

The Company is subject to ongoing tax exposures, examinations and assessments in various jurisdictions. Accordingly, the Company may incur additional tax expense based upon the outcomes of such matters. In addition, when applicable, the Company will adjust tax expense to reflect the Company’s ongoing assessments of such matters which require judgment and can materially increase or decrease its effective rate as well as impact operating results.

Under ASC Topic 740-10-25, only the portion of the liability that is expected to be paid within one year is classified as a current liability. As a result, liabilities expected to be resolved without the payment of cash (e.g. resolution due to the expiration of the statute of limitations) or are not expected to be paid within one year are not classified as current. The Company has recently adopted a policy of recording estimated interest and penalties as income tax expense and tax credits as a reduction in income tax expense.

Management believes that the Company does not have any significant uncertain tax positions exist for the year ended December 31, 2009 and 2008, respectively and considering its loss making history since inception. The Company has not made any provision for federal and state income tax liabilities that may result from this uncertainty as of December 31, 2009 and 2008, respectively. Management believes that this will not have a material adverse impact on the Company’s consolidated financial position, its results of operations and its cash flows.

DELTA MUTUAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009 and 2008

The number of years with open tax audits varies depending on the tax jurisdiction. The Company’s major taxing jurisdictions include the United States (including applicable states).

LEGAL COSTS AND CONTINGENCIES

In the normal course of business, the Company incurs costs to hire and retain external legal counsel to advise it on regulatory, litigation and other matters. The Company expenses these costs as the related services are received.

If a loss is considered probable and the amount can be reasonably estimated, the Company recognizes an expense for the estimated loss. If the Company has the potential to recover a portion of the estimated loss from a third party, the Company makes a separate assessment of recoverability and reduces the estimated loss if recovery is also deemed probable.

NET INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per common share are presented in accordance with Accounting Standard Codifications (ASC) Topic 260, “Earning per Share”, for all periods presented. Stock subscriptions, options and warrants have been excluded from the calculation of the diluted income (loss) per share for the periods presented in the statements of operations, because all such securities were anti-dilutive. The net income (loss) per share is calculated by dividing the net income (loss) by the weighted average number of shares outstanding during the periods.

FOREIGN CURRENCY TRANSLATION

The functional currency for some foreign operations is the local currency. Assets and liabilities of foreign operations are translated at balance sheet date rates of exchange and income, expense and cash flow items are translated at the average exchange rate for the period. The functional currency in South America is the U.S. dollar. Translation adjustments are recorded in Cumulative Other Comprehensive Income. The translation gains or losses were not material for the years ended December 31, 2009 and 2008, respectively. Therefore, there were no adjustments as to Other Comprehensive Income (Loss).

DISCONTINUED OPERATIONS

During the quarter ended June 30, 2008, the Company discontinued all its operations in the Far East (Indonesia). During the quarter ended December 31, 2008, the Company discontinued all of its construction technology activities that were carried out by its wholly owned subsidiary, Delta Technologies, Inc. and the trading of securities by its South American Hedge Fund subsidiary. These discontinued operations resulted in a loss of $0 and $(2,310,473), respectively, for the years ended December 31, 2009 and 2008, respectively.

DELTA MUTUAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009 and 2008

Summarized statement of loss for discontinued operations is as follows:

	Year Ended Dec. 31,
	2009	2008
Net sales	$—	$(2,077,576)

Impairment	—	(467,994)

Provision for income taxes	—	—

Loss from operations, net of taxes	—	—

Gain on disposition of minority interest	—	—

Provision for income taxes	—	230,057

Loss from discontinued operations, net of taxes	$-0-	$(2,310,473)

OTHER CRITICAL ACCOUNTING POLICIES

The Securities and Exchange Commission recently issued “Financial Reporting Release No. 60 Cautionary Advice About Critical Accounting Policies” (“FRR 60”), suggesting companies provide additional disclosures, discussion and commentary on their accounting policies considered most critical to its business and financial reporting requirements. FRR 60 considers an accounting policy to be critical if it is important to the Company’s financial condition and results of operations, and requires significant judgment and estimates on the part of management in the application of the policy. For a summary of the Company’s significant accounting policies, including the critical accounting policies discussed below, please refer to the accompanying notes to the financial statements. Foreign currency risk - The functional currency for some foreign operations is the local currency. Assets and liabilities of foreign operations are translated at balance sheet date rates of exchange and income, expense and cash flow items are translated at the average exchange rate for the period. The functional currency in South America is the U.S. dollar. Translation adjustments are recorded in Cumulative Other Comprehensive Income.

RECENT ACCOUNTING PRONOUNCEMENTS

During the second quarter of 2009, the Company implemented additional interim disclosures about fair value of financial instruments, as required by FASB ASC Paragraph 825-10-65-1. Prior to implementation, disclosures about fair values of financial instruments were only required to be disclosed annually. As the required modifications only related to additional disclosures of fair values of financial instruments in interim financial statements, the adoption did not affect the Company’s consolidated financial position or results of operations.

DELTA MUTUAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009 and 2008

Beginning in the second quarter of 2009, the Company must disclose the date through which subsequent events have been evaluated, in accordance with the requirements in FASB ASC Paragraph 855-10-50-1. With regards to the consolidated financial statements and notes to those financial statements contained in this Form 10-K, the Company has evaluated all subsequent events through April 15, 2010 (the date the Company’s consolidated financial statements are issued).

In September 2009, the FASB implemented certain modifications to FASB ASC Topic 860, Transfers and Servicing, as a means to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets, the effects of a transfer on its financial position, financial performance, and cash flows, and a transferor’s continuing involvement, if any, in transferred financial assets. These modifications must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. The Company does not expect the adoption of this standard to have an impact on the Company’s consolidated results of operations, financial condition or cash flows.

During the third quarter of 2009, the Company adopted the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles in accordance with FASB ASC Topic 105, “Generally Accepted Accounting Principles” (the “Codification”).  The Codification has become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Effective with the Company’s adoption on July 1, 2009, the Codification has superseded all prior non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification has become non-authoritative. As the adoption of the Codification only affected how specific references to GAAP literature have been disclosed in the notes to the Company’s consolidated financial statements, it did not result in any impact on the Company’s consolidated results of operations, financial condition or cash flows.

The FASB has published FASB Accounting Standards Update No. 2009-12, Fair Value Measurements and Disclosures (Topic 820)—Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This Update amends Subtopic 820-10, Fair Value Measurements and Disclosures—Overall, to permit a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent). This Update also requires new disclosures, by major category of investments, about the attributes of investments included within the scope of this amendment to the Codification. The guidance in this Update is effective for interim and annual periods ending after December 15, 2009. The Company does not expect the adoption of this standard to have an impact on the Company’s consolidated results of operations, financial condition or cash flows.

2.  RESTATEMENT

In the second quarter of 2010, the Company identified the number of common shares issued and outstanding was understated by approximately 375,000 shares, or 1.6% as of December 31, 2009. The Company also determined that approximately, 29,000 shares had been issued in lieu of payment for consulting services performed by third parties and approximately 37,000 shares were issued to third parties for cash that was used for travel expense by the Company. Accordingly, the Company recorded additional expense of $15,500 for the year ending December 31, 2009, which resulted in a reduction of net income from $850,091, as previously reported, to $834,591 as restated. An increase of approximately 309,000 shares outstanding is attributable to the net impact of the reverse merger in 2008 and, accordingly, $30 was reclassified from additional paid in capital to common stock. The Company has reflected the impact of these adjustments and the increase in shares outstanding in its Consolidated Financial Statements for the years ending December 31, 2009 and 2008.

3.  ACQUISITION

Effective March 4, 2008, the Company entered into a Membership Interest Purchase Agreement, pursuant to which the Company acquired from Egani, Inc. all the shares of stock of Altony SA, an Uruguayan Sociedad Anonima (“Altony”), which owns 100% of the issued and outstanding membership interests in South American Hedge Fund LLC, a Delaware limited liability company (sometimes referred to as “SAHF”). At the closing of the Agreement, the Company issued 13,000,000 shares of its common stock to Egani, Inc. which constituted, following such issuance, a majority of the outstanding shares of its common stock. Immediately following the closing of the Agreement, Altony became a wholly owned subsidiary of the Company. For accounting purposes, the transaction was treated as a recapitalization of the Company, as of March 4, 2008, with Altony as the acquirer.

DELTA MUTUAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009 and 2008

The acquired assets and liabilities assumed of Delta Mutual from the reverse acquisition are as follows:

Cash	$57,623
Prepaid expenses	1,924
Property and equipment	462,842
Accumulated depreciation	(94,719)
Intangible asset-net	126,317
Other assets	650
Accounts payable	(173,370)
Accrued expenses	(1,225,674)
Convertible debt	(397,340)
Notes payable	(240,655)
Minority interests	(225,797)
Common stock	(7,888)
Deficit	1,716,087
$-0-

4.  VARIABLE INTEREST ENTITY

FASB ASC 810 “Consolidation” required the consolidation of a variable interest entity (VIE) if the Company is deemed to be the primary beneficiary of the VIE. FASB ASC 810 requires an entityto assess its equity investments and certain other contractual interests to determine whether they are VIEs. As defined in FASB ASC 810, variable interests are contractual, ownership or other interests in an entity that change with changes in entity’s net asset value. Variable interests in an entity may arise from financial instruments, service contracts, guarantees, leases or other arrangements with the VIE. An entity that will absorb a majority of the VIE’s expected losses or expected residual returns, as defined in FASB ASC 810, is considered the primary beneficiary of the VIE. The primary beneficiary should include the VIE’s assets, liabilities and results of operations in its consolidated financial statements until a reconsideration event, as defined in FASB ASC 810, occurs to require deconsolidation of the VIE. At the deconsolidation date, the assets and liabilities of the VIE are removed from the consolidated financial statements and any assets and liabilities of the Company that were eliminated in consolidation are restored. The gain recognized from deconsolidating VIE is recorded in the consolidated statements of operations as gain on deconsolidation of the VIE.

As of December 31, 2009, management determined that Delta-Envirotech, Inc. is not considered a variable interest entity (VIE) for the year ending December 31, 2009 and accordingly has been deconsolidated from the accompanying consolidated financial statements effective December 31, 2009. As of December 31, 2009, majority stockholders of Envirotech are exercising significant influence over operating and financing policies of Envirotech, as well as, managing its business activities and therefore, Envirotech is no longer considered the VIE. As a result of this deconsolidation, the Company has removed the assets and liabilities of the VIE from the consolidated financial statements and any assets and liabilities of Envirotech that were eliminated in consolidation are restored at fair value.

DELTA MUTUAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009 and 2008

Prior to December 31, 2009, the Company was deemed to be the primary beneficiary of the Envirotech due to relatively significant financial support provided to this entity in terms of investment of $375,000 (which represents 45% ownership of the Company) and notes receivable of $810,867. However, due to significant losses of Envirotech and its deconsolidation as of December 31, 2009, the Company’s entire investment and notes receivable in the aggregate of approximately $1,186,000 as of December 31,,2009  were reduced to zero in order to account for restored assets at fair value. Furthermore, as of December 31, 2009, the Company was no longer liable for Envirotech’s unpaid liabilities totaling approximately $882,000, which had previously been recognized as expense by the Company and were reversed upon  deconsolidation of the entity and reported as a gain upon deconsolidation of approximately $882,000 recorded as a separate line item in the accompanying consolidated financial statements.

5. PROPERTY AND EQUIPMENT

	December 31,	December 31,
	2009	2008
Equipment	$6,277	$6,277
Leasehold improvements	7,807	7,807
	14,084	14,084
Less accumulated depreciation	(14,084)	(13,280)
	$0	$804

During 2008, the Company discontinued its operations in the Far East (Indonesia) and discontinued its construction technology activities. During the third and fourth quarters of 2008, the Company wrote off $268,127, the value of the equipment that was used in its Indonesian operations. During the fourth quarter of 2008, the Company wrote off $77,125, the value of the manufacturing equipment that was used to produce its insulating concrete form (ICF) building product.

Depreciation expense for the years ended December 31, 2009 and 2008 amounted to $804 and $0, respectively.

DELTA MUTUAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009 and 2008

6. INVESTMENT IN UNPROVED OIL AND GAS PROPERTIES

As of December 31, 2009 the Company had a 10% ownership interest in the Jollin and Tonono oil and gas concessions located in Northern Argentina. During 2007, SAHF purchased a 47% ownership of these concessions and paid the purchase price by issuing a non-interest bearing note in the principal amount of $1,820,000 to Oxipetrol-Petroleros de Occidente S.A. (Oxipetrol), one of the other owners, with a maturity date of July 2008. The Company’s purchase price was based upon the price tendered by the original purchasers of the concessions from the Argentine government. The Argentine government uses a number of factors to determine the sales price of oil and gas concessions in Argentina, including the location and size of the concession and the current market prices of crude oil and natural gas. Prior to the maturity date, the Company and Oxipetrol mutually agreed to reduce the principal amount of the Company’s note payable primarily because of decreases in oil and gas prices. The Company repaid Oxipetrol the reduced price of $1,270,000 at the maturity date and  recorded an adjustment of $550,000, to reduce its cost basis in this concession at December 31, 2008.

On February 13, 2008, SAHF exchanged 50% of its ownership in this investment with a third party for no cash consideration, however, the acquirer contractually agreed to assume 50% of the Company’s obligations with respect to future development expenses. The Company recorded a $635,000 loss on disposition of this investment in its consolidated statement of operations.

During the year ended December 31, 2008, the majority owners of the Jollin and Tonono concessions formed an Argentine-registered joint venture and paid, in the aggregate, approximately $848,000 of development costs, all of which were capitalized. Since the Company was not registered as a foreign company in Argentina, it could not become a member of the joint venture in 2008, however, its interests in the concessions are held in trust for its benefit until its admission to the joint venture is formally approved.   On September 25, 2009 we entered into an assignment agreement with Maxipetrol-Petroleros de Occidente S.A. (Maxipetrol).  Due to the decrease of crude oil prices and the lack of access to capital markets, both parties desired to re-establish their degree of participation in the Jollin and Tonono projects to enable new partners to come in which would provide liquidity.  Therefore, the Company agreed to transfer 13.5% of the properties back to Maxipetrol, taking down our interest from 23.5% to 10%.  In exchange, Maxipetrol agreed to refund the Company $500,000 of the Company’s share of costs related to the area.  The refund was used in part to repay outstanding amounts payable to Maxipetrol for prior drilling costs in the amount of $294,000, which were reversed as of December 31, 2009, and the remaining $206,000 was received in cash. The book value of Company’s share that was returned was $158,000 higher than the total consideration received and, accordingly, a loss was recognized. Maxipetrol further agreed on September 25,2009, that it would, within 180 days, transfer the 13.5% returned by the Company to a third party [Mayer Holdings Limited] which had stated its interest in participating in the operation, would guarantee the contribution of sufficient funds for the development of the area and would assume the investment and expenses required for the initiation of production for the Company’s remaining interest in the carryover mode.
Subsequently, Maxipetrol did not transfer the 13.5% to a third party, but instead assumed the arry-over arrangement for the Company’s share of the development costs on its own and will recover such costs from 50% of the future production profits.  No gain or loss was recognized on this part of the transaction.  The Company retains a 10% carried interest in these concessions and will repay its share of the development costs with 50% of its share of the profits from future production.   The Company was officially admitted as a member of the joint venture July 2, 2010.

The Company has 9% ownership of the Tartagal and Morillo oil and gas concessions located in Northern Argentina. During 2007, the Company purchased an 18% ownership of these concessions and paid the purchase price by issuing a non-interest bearing note in the principal amount of $480,000 to Oxipetrol, one of the other owners, with a maturity date of July 2008. The Company’s purchase price was based upon the price tendered by the original purchasers of the concessions from the Argentine government. The Argentine government uses a number of factors to determine the sales price of oil and gas concessions in Argentina, including the location and size of the concession and the current market prices of crude oil and natural gas. Prior to the maturity date, the Company and

DELTA MUTUAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009 and 2008

Oxipetrol mutually agreed to reduce the principal amount of the Company’s note payable primarily because of decreases in oil and gas prices. The Company repaid Oxipetrol the reduced price of $450,000 at the maturity date and recorded an adjustment of $30,000, to reduce its cost basis in this concession at December 31, 2008.

On February 13, 2008, SAHF exchanged 50% of its ownership in this investment with a third party for no cash consideration, however, the acquirer contractually agreed to assume 50% of the Company’s obligations with respect to future development expenses. The Company recorded a $225,000 loss on disposition of this investment in its consolidated financial statements.

In March 2009, a Hong Kong public company purchased 60% of the ownership in the Tartagal and Morillo concessions, from the other majority owners, for total consideration of approximately $270 million. These funds will be used for development and operating expenses in 2009 and beyond.  The Company retains a 9% carried interest in the total concession.  The Company’s share of the development costs will be repaid from 50% of its share of the future production profits.

On February 6, 2008, the Company purchased 40% of the oil and gas exploration rights to five blocks in the Salta Province of Northern Argentina from Kestal, SA, a company that had acquired 100% of these explorations rights from the government of Argentina. The purchase price was based upon a percentage of the total amounts committed by the consortium to drill the exploratory wells. On February 13, 2008, SAHF assigned 50% of its rights to a third party.  As of December 31, 2009, SAHF owns 20% of the exploratory rights in this oil and gas concession.  The Company paid its residual share of the purchase price in $697,000 cash and incurred no additional costs or expenses related to this investment in 2008 or 2009.  The Company expects drilling of the first well to begin in 2010.

The Company evaluated these investments for impairment and concluded that, except as described above, no loss in value occurred as of December 31, 2009. The following table summarizes the Company’s investments in these nonconsolidated affiliates.

DELTA MUTUAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009 and 2008

	Concession	Exploration
	Investments	Rights	Total

At December 31, 2007	$2,300,000	$—	$2,300,000
Adjustment of purchase price	(580,000)	—	(580,000)
Disposition of investment, net	(860,000)	—	(860,000)
Additional investment in 2008 for well overhaul costs, canons and insurance	223,024	697,000	920,024
Equity in net earnings (loss)	—	—	-
At December 31, 2008	1,083,024	697,000	1,780,024
Additional investments in 2009 for well overhaul costs, canons and insurance	349,000	—	349,000
Adjustment of additional investment during 2009 and 2008	(293,540)	—	(293,540)
Disposition of investment, net	(364,771)	—	(364,771)
At December 31, 2009	$773,713	$697,000	$1,470,713

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) on January 1, 2008, for all financial assets and liabilities that are recognized or disclosed at fair value in the condensed consolidated financial statements on a recurring basis or on a nonrecurring basis during the reporting period. While the Company adopted the provisions of ASC 820 for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis, no such assets or liabilities existed at the balance sheet date. As permitted by ASC 820, the Company delayed implementation of this standard for all nonfinancial assets and liabilities recognized or disclosed at fair value in the financial statements on a nonrecurring basis and adopted these provisions effective January 1, 2009.

The fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability.  ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers include:  Level 1, defined as observable inputs such as quoted market prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2009, the Company held certain financial assets that are measured at fair value on a recurring basis.  These consisted of cash and cash equivalents and investments in non-consolidated affiliates.  The fair value of the cash and cash equivalents is determined based on quoted market prices in public markets and is categorized as Level 1.  The investment in non-consolidated affiliates is determined by the Company to develop its own assumptions and is categorized as Level 3.  The Company does not have any financial assets measured at fair value on a recurring basis as Level 2 and there were no transfers in or out of Level 2 or Level 3 during the year ended December 31, 2009.

DELTA MUTUAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009 and 2008

The following table sets forth by level, within the fair value hierarchy, the Company’s financial assets accounted for at fair value on a recurring basis as of December 31, 2009.

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$102,008	$102,008	$-	$-
Non-consolidated affiliates	1,470,713	-	-	1,470,713
Total	$1,572,721	$102,008	$-	$1,470,713

The Company had no financial assets accounted for on a non-recurring basis as of December 31, 2009.

There were no changes to the Company’s valuation techniques used to measure asset fair values on a recurring or nonrecurring basis during the year December 31, 2009 and the Company did not have any financial liabilities as of December 31, 2009. The Company has other financial instruments, such as advances and other receivables, accounts payable and other liabilities, notes payable and other assets, which have been excluded from the tables above. Due to the short-term nature of these instruments, the carrying value of advances and other receivables, accounts payable and other liabilities, notes payable and other assets approximate their fair values.

8. NOTES PAYABLE

	December 31,	December 31,
	2009	2008
Notes payable to three investors, interest at 8%, due August 10, 2011	$150,655	$150,655
Note payable to third party, interest at 6%, due April 2009 (1)	-	30,000
Notes payable to stockholders and related parties, interest at 6%, due June 20, 2012	401,210	280,553
Notes payable to third parties, interest at rates of 4% to 6%, due August 10, 2011	253,740	-
	$805,605	$461,208

(1)	During 2009, the Company converted this note including interest payable in to equity by issuing common stock.

The Company included accrued interest payable on the aforesaid notes in accrued expenses for the years ending December 31, 2009 and 2008, respectively.

DELTA MUTUAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009 and 2008

9. CONVERTIBLE DEBT

In connection with the March 4, 2008 merger, the Company assumed convertible debt obligations of $397,340. A note in the principal amount of $193,740 was not repaid at its maturity date. The Company is currently negotiating amended terms with the noteholder. If the Company and the noteholder can not agree upon an amendment to the note, including an extension of the maturity date, the Company may receive a notice of default. If the Company receives a notice of default and fails to repay the note, the lender could initiate legal proceedings and obtain a judgment against the Company.

In April 2008, the Company issued 230,057 shares of common stock in payment of the aggregate principal amount of $143,600 of convertible notes and issued 11,563 shares of common stock in payment of the accrued interest of $7,048.

At December 31, 2009, the Company reclassified convertible debt of $253,740 into notes payable based on an arrangement with respective noteholders.

 For the years ended December 31, 2009 and 2008, the Company included unpaid interest expense in accrued expenses on the Company's consolidated financial statements.

10. INCOME TAXES

The Company has not made provision for income taxes in the years ended December 31, 2009 and 2008, respectively, since the Company has the benefit of net operating losses carried forward in these periods.

Deferred income tax assets consist of:
	December 31, 2009	December 31, 2008
Net operating loss carryforwards	$1,397,000	$1,728,000
Less valuation allowance	(1,397,000)	(1,728,000)
Deferred income tax assets, net	$-	$-

Due to uncertainties surrounding the Company’s ability to generate future taxable income to realize these assets, a full valuation has been established to offset the net deferred income tax asset. Based on management’s assessment, utilizing an effective combined tax rate for federal and state taxes of approximately 39%, the Company has determined it to be more likely than not that a deferred income tax asset of approximately $1,397,000 and $1,728,000 attributable to the future utilization of the approximately $3,581,000 and $4,431,000 in eligible net operating loss carryforwards as of December 31, 2009 and 2008, respectively, will not be realized. The Company will continue to review this valuation allowance and make adjustments as appropriate. The net operating loss carryforwards will begin to expire in varying amounts from year 2019 to 2029.

DELTA MUTUAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009 and 2008

The Company is subject to taxation in the United States and certain state jurisdictions. The Company’s tax years for 2002 and forward are subject to examination by the United States and applicable state tax authorities due to the carry forward of unutilized net operating losses.

11. OTHER INCOME

During the year ended December 31, 2009, the Company determined and analyzed that certain balances in accounts payable and accrued expenses were very old and no longer considered payable under any contractual obligations amounted to approximately $582,000. For the year ended December 31, 2009, the Company had included $582,000 as other income in the accompanying statements of operations through a resolution of the board of directors.

12.   STOCK-BASED COMPENSATION

The Company issues shares of its common stock to non-employees as stock-based compensation. The Company accounts for the services using the fair market value of the services rendered. For the years ended December 31, 2009 and 2008, the Company issued 330,000 and 1,055,000 shares, respectively, and recorded compensation expense of $139,500 and $238,500, respectively, in conjunction with the issuance of these shares.

The Company had outstanding employee stock options of 350,000 that were exercisable as of January 1, 2009.  As of December 31, 2009, none of the eligible employees exercised such options and therefore the options either were cancelled or expired upon termination of employee stock option plan through a resolution of the board of directors.

13.   STOCKHOLDERS' EQUITY

On April 22, 2009, the Company’s board of directors approved amendments to the Certificate of Incorporation to: (1) effect a 1 for 10 reverse split of all the outstanding common stock; and (2) authorize a new class of 10,000,000 shares of preferred stock, par value $0.0001 per share, and to authorize the board of directors to issue one or more series of the preferred stock with such designations, rights, preferences and restrictions as determined by majority vote of the directors. Thereafter on April 23, 2009, the Company received written consent from stockholders of the Company holding a majority of the outstanding shares of common stock approving the Amendments. The effective date of the Amendments is the date the reverse stock split is made effective for trading purposes by the Financial Industry Regulatory Authority (FINRA). FINRA approved the reverse split for trading purposes effective July 6, 2009. See accompanying Consolidated Statements of Operations for the impact on the Company's loss per share amounts as a result of the reverse stock split.  By reason of the reverse split, the number of outstanding shares of our common stock was reduced from 227,225,270 to 22,722,527.

All share and per share data (except par value) have been adjusted to reflect the effect of the stock split for all periods presented except for stockholders' deficit. As a result, there is no overall financial effect of the reverse split, however, the number of outstanding employee stock options has been reduced from 3,500,000 to 350,000 and the exercise price for the respective options has increased by a factor of 10 (see note 11).

DELTA MUTUAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009 and 2008

As of December 31, 2009, the board of directors had not authorized the issuance of any series of preferred stock.

The Company issues shares of common stock for services and repayment of debt and interest valued at fair market value at time of issuance. For the year ended December 31, 2008, the Company issued 230,057 shares of common stock upon the conversion of convertible notes in the principal amount of $143,600, valued at $0.50 - $0.70 per share; and issued 11,563 shares of common stock for payment of accrued interest in the amount of $7,048, valued at $0.50 - $0.70 per share.

For the year ended December 31, 2009, the Company issued 60,000 shares to an unrelated individual, valued at $0.60 per share towards conversion of notes payable and accrued interest of $35,000 in common stock.

For the years ended December 31, 2009 and 2008, the Company issued 358,582 and 1,055,000 shares of common stock, respectively, valued at $0.15 - $0.60 and $0.20 - $0.70 per share, respectively, for services valued at $149,500 and $238,500, respectively.

During the year 2009, the Company received $170,000 pursuant to subscription agreements to purchase 1,298,748 shares of common stock from various unrelated individuals. As of December 31, 2009, the Company issued shares to all these individuals.

14. COMMITMENTS AND CONTINGENCIES

POLITICAL RISK

The Company is exposed in the inherent risks for the foreseeable future of conducting business internationally. Language barriers, foreign laws and tariffs and taxation issues all have a potential effect on the Company’s ability to transact business. Political instability may increase the difficulties and costs of doing business. Accordingly, events resulting from changes in the political climate could have a material effect on the Company.

OPERATING LEASES

The Company’s lease for its principal office space in Arizona became effective December 1, 2009 for a period of 13 months. Future minimum lease payment under operating leases for the year ending December 31, 2010 approximate $16,000. The Company recorded lease rental expenses for the years ending December 31, 2009 and 2008, respectively, in the accompanying consolidated statements of operations.

DELTA MUTUAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009 and 2008

LEGAL PROCEEDINGS

Former Employee Wage Claims

On September 16, 2008, the Company was notified of a complaint filed with the Pennsylvania Department of Labor & Industry by its former President and CEO alleging non-payment of wages in the amount of $53,271. The Company also received notice of a similar complaint filed by a former employee alleging non-payment of wages in the amount of $17,782. In October 2008, the Company entered into repayment agreements with both of the former employees. As of the date of this report, the Company has not made any payments to these two former employees pursuant to these agreements. In addition, the employee that alleged non-payment of wages in the amount of $17,782 has obtained a default judgment against the Company, entered on January 8, 2010 in the Court of Common Pleas of Bucks County, Pennsylvania, Civil Division, in the amount of $29,625.94 as to this wage claim. As of December 31, 2009, the Company has recorded an accrued liability of $17,782 in the accompanying consolidated financial statements. Delta believes that a portion of the claim is without merit, and is vigorously contesting the claim as of the date of this filing.

The Company has been notified by letter dated October 9, 2009 of a complaint filed with the Pennsylvania Department of Labor & Industry by its former Chief Financial Officer alleging non-payment of wages in the amount of $131,250. The Company has responded to the Department of Labor & Industry that the wages owed this former officer are substantially less than alleged in this claim and are vigorously contesting the claim as of the date of this filing. As of the date of filing, the Company is awaiting a response from the Department of Labor and Industry and this matter is disclosed in the contingent liabilities footnote to the consolidated financial statements.

Legal Fee Collection Claim

Delta Technologies, Inc., a wholly-owned subsidiary of the Company and a discontinued operation (“Delta Technologies”), has been notified by a collection agency on behalf of Wolf Block LLP (“Wolf Block”), a law firm that had provided intellectually property legal services to Delta Technologies, that it had been retained in an attempt to collect a past due amount of approximately $41,000  reduce as per letter. The Company is in discussions with the collection agency and believes that the resolution of this matter will have no material effect on the Company or its operations.

15. SUBSEQUENT EVENTS

On April 26, 2010, the Company’s Board of Directors approved five-year term executive employment agreements (“Employment Agreements”) between the Company and Dr. Daniel R. Peralta, the Company’s Chairman and Chief Executive Officer, and Malcolm W. Sherman, the Company’s Executive Vice President, effective March 22, 2010 and March 23, 2010, respectively.  Dr. Peralta’s Employment Agreement provides for a fixed annual salary of $500,000; Mr. Sherman’s Employment Agreement provides for a fixed annual salary of $350,000. Under the Employment Agreements, both executives are eligible for participation in a bonus pool with other senior executives, the quarterly bonus amounts being based on financial performance comparisons with prior fiscal quarters, beginning with the quarterly reports of the Company for the year 2006 and each subsequent year during the respective terms of each of the Employment Agreements. Such bonuses will be pooled with those of other senior executives and be computed based on a total bonus pool equal to 15% of the net profits of the Company as set forth in the Company’s SEC filings.

The Company’s Board of Directors, with the agreement of the two executives, conditioned approval of the Employment Agreements on limitation of the salary of Dr. Peralta to $200,000, and the salary of Mr. Sherman to $150,000, until the cash flow of the Company was sufficient to pay the salaries specified in the Employment Agreements and meet other operating obligations of the Company.  Further, there would be no accruals of unpaid salaries under this agreement with the two executives.